M E M O R A N D U M

              FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 15. Controls and Procedures.  Page 77
         ---------------------------------

1. YOU STATE THAT SINCE THE EVALUATION PERFORMED IN CONNECTION WITH THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2004, "THERE HAVE BEEN NO 'SIGNIFICANT CHANGES' IN OUR INTERNAL CONTROLS OR IN FACTORS THAT COULD SIGNIFICANTLY AFFECT OUR INTERNAL CONTROLS..." PLEASE NOTE THAT RULE 13A-15(D) REQUIRES THE DISCLOSURE OF "ANY" CHANGE IN YOUR INTERNAL CONTROLS. TELL US WHETHER THERE WERE CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE APPLICABLE PERIOD THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

The Company confirms that there were no changes in its internal controls during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company also wishes to advise the Staff supplementally that there has been no change in the Company's internal control over financial reporting that occurred in 2005 to date, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

2. YOU STATE THAT SINCE THE EVALUATION PERFORMED IN CONNECTION WITH THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2004, "THERE HAVE BEEN NO 'SIGNIFICANT CHANGES' IN OUR INTERNAL CONTROLS OR IN FACTORS THAT COULD SIGNIFICANTLY AFFECT OUR INTERNAL CONTROLS..." PLEASE NOTE THAT ITEM 15(D) OF FORM 20-F REQUIRES THAT YOU PROVIDE INFORMATION CONCERNING CHANGES IN INTERNAL CONTROLS THAT ARE IDENTIFIED IN CONNECTION WITH THE EVALUATION OF THE EFFECTIVENESS OF THE FILER'S DISCLOSURE CONTROLS AND PROCEDURES THAT "OCCURRED DURING THE PERIOD COVERED BY THE ANNUAL REPORT". PLEASE TELL AS WHETHER THERE WERE ANY CHANGES IN INTERNAL CONTROLS THAT OCCURRED DURING THE YEAR ENDED DECEMBER 31, 2004. IN PREPARING FUTURE PERIODIC FILINGS, PLEASE GIVE APPROPRIATE CONSIDERATION TO THESE REQUIREMENTS.

As noted above, the Company confirms that there were no changes in its internal controls during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company notes the Staff's comment with respect to future periodic filings and shall endeavor to provide the required disclosure.

Exhibits 12.1 and 12.2
----------------------

3. THE CERTIFICATIONS SIGNED BY MESSRS. MORAN AND MAOR CONTAIN LANGUAGE THAT HAS BEEN ALTERED FROM THE LANGUAGE REQUIRED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 AND OUR RULES UNDER THAT SECTION. WE SPECIFICALLY REFER YOU TO THE USE OF THE TERMS "COMPANY" AND "ANNUAL REPORT." THE LANGUAGE OF THE CERTIFICATIONS REQUIRED BY SECTION 302 OF SARBANES-OXLEY AND THE RELATED RULES SHALL NOT BE ALTERED. REFER TO
         ITEM 601(B)(31) OF REGULATION S-K, WHICH STATES THAT THE CERTIFICATION MUST BE PROVIDED EXACTLY AS STATED THEREIN. SEE ALSO RELEASE NO. 3446427 (AUG. 28, 2002) AND STAFF ALERT (MAR. 5 2005). PLEASE ENSURE THAT CERTIFICATIONS DO NOT VARY FROM THE REQUIRED FORMAT.

The Company notes the Staff's comment and will ensure that all future filings contain the correct form of certification.

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Operations-page 5
--------------------------------------------

4. WE NOTE THAT YOU HAVE PRESENTED INCOME FROM THE VENTURE AS REVENUE IN THE CONSOLIDATED STATEMENTS OF OPERATIONS. TELL US WHY YOU BELIEVE THIS PRESENTATION IS APPROPRIATE. THE STAFF BELIEVES THAT AN INVESTOR'S EQUITY IN INCOME OR LOSS OF THE INVESTEE SHOULD NOT BE INCLUDED IN REVENUE OR AS A SEPARATE ITEM IN A REVENUE SUBTOTAL. SEE SEC REGULATION COMMITTEE MINUTES SECTION XI(B) DATED MARCH 11, 2003. RULE 5-03 OF REGULATION S-X REQUIRES EQUITY METHOD EARNINGS TO BE PRESENTED BELOW THE INCOME TAX LINE. HOWEVER, THE STAFF ALSO BELIEVES THAT EQUITY EARNINGS MAY BE PRESENTED IN OPERATING INCOME IF INTEGRAL TO OPERATIONS.

The Company supplementally advises the Staff as follows:

a. The Venture is a legal entity that only operates between Toshiba and the Company and is essentially an extension of the Company's flash sourcing arrangements for manufacture of DiskOnKey ("DOK") products. As such, the Venture's operations are integral to the Company's operations.

         Toshiba has a long historical relationship with the Company, beginning in the mid-nineties, primarily as one of the Company's principal flash memory component suppliers, and specifically as a supplier of components for the Company's DOK product since the Company began to sell the product in 2001. In 2003, the Company and Toshiba decided to expand their relationship and established a joint venture in the form of a limited partnership. The Venture was formed for the mutual benefit of both members, with each member sharing the risks and rewards in the operations of the Venture - namely the manufacture and sale of DOK products. DOK is a thumb-sized flash drive for the storage and transfer of data files, manufactured utilizing (1) a standard silicon memory chip (flash memory), representing the substantial majority of the cost of each DOK unit, (2) a controller component that manages the data, (3) other minor electronic components, and (4) a plastic shell. The Venture sources the flash memory component solely from Toshiba and the controller component through the Company. The Venture then manufactures the DOK using contract manufacturers (who also act as contract manufacturers for the Company's activities outside of the Venture) and sells DOK units only to the Company and Toshiba. The accumulated profits of the Venture are equally divided between the Company and Toshiba. The Venture does not have any employees. Essentially, the Venture is a separate entity designed as an extension of the Company's flash sourcing arrangements for DOK products with Toshiba and its other flash vendors, whereby the Company sources flash memory components from these vendors, adds a controller component and manufactures the DOK units using contract manufacturers. As such, the Venture operates in a manner that is essentially the same as the Company's ordinary course method of operation.

         Since (i) the Venture operates in a manner that is essentially the same as the Company's ordinary course method of operation (i.e., the Venture buys the essential components from Toshiba and from the Company and sells the finished products to Toshiba and to the Company) and (ii) the Venture has no other customers, selling only to the Company and Toshiba, the Company believes that the Venture's operations are integral to the Company's operations. Consequently, equity earnings resulting from the Venture are presented as part of the Company's operating income.

b. The Company presents its statement of operations using a single-step form.

         The Staff has stressed the importance of evaluating whether amounts in the statement of operations are appropriately classified according to their character or nature, as specified by Rule 5-03 of Regulation S-X.

         The Staff observed in the 2002 AICPA Conference on Current SEC Developments that in certain circumstances the presentation of gross margin might be misleading, including, for example:

         o Instances where there is no cost of sales related to a particular revenue source (i.e. royalties, license fees, etc.); and

         o Instances where for a particular revenue source separating the cost of sales from operating expenses is impracticable.

         Based on the above, the Company believes that in its case, where it has sources of revenues with no related cost of revenues (including licensing fees and royalties), it would be more appropriate in accordance with the Staff's guidance to exclude the measure of gross profit, thus presenting its statement of operations using the single-step form, rather than the multi-step form.

         Under the single-step form, as no gross profit is presented, all operating income sources and all operating expenses are each presented within one group, with a sub total of operating income presented thereafter. Accordingly, since the Company follows the single-step form, all of the Company's operating income sources, including income from the Venture (which, as described above, is integral to the business as a whole) are presented under a single group titled "revenues".

         The Company further advises the Staff that the Company's operating income sources are product sales, royalties, licensing fees and equity earnings from the Venture that are integral to its operations.

Notes to the Consolidated Financial Statement
---------------------------------------------

Note 2-Significant Accounting Policies
--------------------------------------

Revenue Recognition-page 14
---------------------------

5. WE NOTE YOUR DISCLOSURE ON PAGE 20 OF THE FILING THAT INDICATES THAT THE MARKETING STRATEGY FOR THE DISKONCHIP RELIES ON YOUR SOFTWARE BEING INCLUDED IN THE MAJOR OPERATING SYSTEMS. WE ALSO NOTE FROM YOUR PRESS RELEASE DATED SEPTEMBER 6, 2005 THAT MIGO SOFTWARE IS INCLUDED WITH SEVERAL PRODUCTS. TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 03-05 AND PARAGRAPH 2 OF SOP 97-2 IN DETERMINING THE APPLICABLE AUTHORITATIVE LITERATURE FOR REVENUE RECOGNITION. FOOTNOTE 2 OF PARAGRAPH 2 OF SOP 97-2 INDICATES THAT IF THE SOFTWARE IS A SIGNIFICANT FOCUS OF THE MARKETING EFFORT THAT COULD BE AN INDICATION THAT THE SOFTWARE IS INCIDENTAL TO THE PRODUCT AS A WHOLE.

The Company supplementally advises the Staff as follows:

With respect to the disclosure on page 20 of the filing, the Company sells DiskOnChip to its customers who integrate the chip into their products (such as mobile telephone handsets). These products require an operating system in order to function. The Company makes available, at no charge, software drivers to operating system developers (such as Microsoft and Linux) in order to enable the DiskOnChip to interoperate easily with those operating systems, reducing the need for the Company's customers to use additional software to enable interoperability. These software drivers are made available by the Company to operating system developers prior to selling its products to its customers in order to facilitate the usage of its products in the market.

With respect to the Migo software, the Company notes that its press release dated April 6, 2005 referred to software developed by PowerHouse Technologies, the developer of Migo software. The Company offers its OEM customers the option to purchase its DOK product with Migo software provided by PowerHouse Technologies pre-loaded onto the Company's DOK product. The Company's first sales of the DOK product together with pre-loaded Migo software occurred in September 2005. These units are essentially a DOK with an additional feature. The price of such DOKs does not differ significantly from other DOKs that do not include the Migo software. Support services, if any, are provided directly through PowerHouse Technologies to the end-user without any involvement of the Company. Effectively, the marketing focus is on the product being a flash drive, to which the Company can add different types of features if requested by the OEM customer, one of which is the Migo software. The DOKs function with or without the Migo software; Migo software is just an additional feature added to the DOK. Accordingly, the Company concluded that the Migo software is incidental to the product as a whole (which is the DOK) and therefore the guidance in SOP 97-2 for revenue recognition is not applicable.

6. WE NOTE YOUR DISCLOSURE ON PAGE 13 OF THE FILING THAT YOU CUSTOMIZE THE MOBILE DISKONCHIP PRODUCT TO MEET CUSTOMER DESIGN REQUIREMENTS. TELL AS HOW YOU RECOGNIZE REVENUE FOR ARRANGEMENTS THAT INVOLVE CUSTOMIZATION. YOUR RESPONSE SHOULD ADDRESS HOW YOU CONSIDERED THE GUIDANCE IN EITF 00-21 AND SOP 81-1.

To clarify, the Company sells its Mobile DiskOnChip products to mobile handset manufacturers. In advance of producing a particular handset model, these manufacturers generally provide to the Company the specifications of the memory solution that they are seeking to incorporate into the handset. At times, this requires the Company to make some modifications to its product in order to meet the specifications of the manufacturer. The Company refers to this in the filing as customization. All such customization is completed in advance of the manufacturer's actual purchase of the product from the Company, as the manufacturer requires that the product be complete and fully tested prior to placing a purchase order for the product. Therefore, all costs incurred prior to the customized product being completed and tested by the customer are expensed as incurred as part of operating expenses. Prior to placing a purchase order, the manufacturer is under no obligation to purchase the product from the Company. At the time the customer places a firm purchase order with the Company, the Company has already concluded the customization of the Mobile DiskOnChip product and the product is generally sold from the inventory accumulated by the Company. Accordingly, sale of such products is accounted for under the guidance of SAB 104, while EITF 00-21 and SOP 81-1 are not applicable. The Company further advises the Staff that, in fact, the Company often builds an initial inventory position of the customized product prior to receiving a firm purchase order for the full amount of such inventory, exposing the Company to the risk of holding inventory that may not be saleable to other potential customers.

7. WE NOTE THAT YOU PROVIDE UPGRADES AND ENHANCEMENT AS WELL AS TECHNICAL SUPPORT FOR THE TRUEFFS FLASH MANAGEMENT SOFTWARE TO ALL OF TOSHIBA'S

         CUSTOMERS. WE FURTHER NOTE THAT SUPPORT FEES ARE CALCULATED AS A PERCENTAGE OF THE XDOC REVENUE AND COMBO REVENUE AS DEFINED IN YOUR XDOC DEVELOPMENT AND LICENSE AGREEMENT DATED JULY 15, 2003. TELL US HOW YOU RECOGNIZE REVENUE FOR THE SUPPORT SERVICES AND WHAT THE AUTHORITATIVE GUIDANCE YOU RELIED UPON IN REACHING YOUR CONCLUSION.

Under the XDOC development and license agreement, the Company granted Toshiba a license to use its technology for the manufacturing of XDOC products (including Combo units). XDOC products are closed solutions that cannot be altered or modified once installed in a handset or other embedded device. All support services provided to Toshiba under the agreement relate to pre-sale activities which support Toshiba's efforts to develop and integrate XDOC products into their customers' solutions during the period that the product is being tested by Toshiba's customers and prior to the sale of the product to them. The XDOC product is integrated into their customers' solutions using the then current version of the Company's TrueFFS software. Periodically, the Company develops an improved version of the software in part to support the next generation of handsets. Under the agreement, the Company is required to provide Toshiba these upgraded and enhanced versions of the TrueFFS software, as well as provide Toshiba technical support in connection therewith, to facilitate Toshiba's sales efforts of a newer version of XDOC products for next generation handsets to be developed by their existing and potential new customers. All these support services provided by the Company relate to pre-sale efforts and are concluded prior to Toshiba's sales of XDOC products to its customers. All fees for these services are paid only upon sale of XDOC products to Toshiba's customers and are contingent upon such sales. As a result, the Company recognizes this income only upon the receipt of Toshiba's notification of their sales to their customers, which is therefore subsequent to the Company completion of the applicable support services to Toshiba.

8. WE NOTE THAT YOU RECOGNIZE REVENUE FOR LICENSE FEES AND ROYALTIES FROM THE PATENT CROSS LICENSE AND THE DEVELOPMENT LICENSE AGREEMENT. TELL US HOW YOU DETERMINE THE AMOUNT OF THE LICENSE FEE TO ALLOCATE TO FUTURE PERIODS AND WHAT IMPACT, IF ANY, THE AMOUNT OF THE LICENSE FEE HAS ON THE AMOUNT OF VOLUME-BASED ROYALTIES GOING FORWARD. INDICATE HOW YOU CONSIDERED SAB TOPIC 13(A)(3)(F) IN DETERMINING WHETHER ANY PORTION OF THE LICENSE FEE IS CONSIDERED AN UP-FRONT FEE IN WHICH DEFERRAL OF REVENUE MIGHT BE APPROPRIATE.

The Company advises the Staff that all fees received by the Company in consideration for the XDOC development and license agreement, whether defined therein as royalties or otherwise represent royalty payments, which are contingent upon and calculated as a percentage of the sales made by Toshiba to its customers. As described in the Company's response to comment No. 7 above, all support services provided to Toshiba relate to pre-sale activities provided prior to Toshiba selling the products to its customers. Accordingly, and as all fees under the agreement relate to specific Toshiba sales, such fees are recognized upon the receipt of Toshiba's notification of their sales. As such, no up-front fee is received by the Company and SAB Topic 13(A)(3)(f) is not applicable in this case.

9. WE NOTE THAT IN EXCHANGE FOR A LICENSE TO ALL OF YOUR PATENTS, SAMSUNG HAS AGREED TO PAY A FIXED STREAM OF PAYMENTS THROUGHOUT THE TERM OF THE AGREEMENT. TELL US HOW REVENUE IS BEING RECOGNIZED DURING THE FOUR-YEAR TERM LICENSE AGREEMENT AND WHAT AUTHORITATIVE GUIDANCE YOU RELIED UPON IN REACHING YOUR CONCLUSION.

In December 2003, the Company entered into an agreement with Samsung. The agreement is effective for a period of four years. As part of the agreement, the Company granted Samsung a perpetual license to all its patents for any products produced by Samsung. According to the agreement, Samsung is required to pay the Company in consideration for this license an amount of $25 million in 16 equal quarterly installments. The Company considered the guidelines of SAB 104 for the interpretation of the "fixed or determinable" criteria for recognizing revenues, as indicated in footnote 5 with reference to SOP 97-2, and determined with respect to the installment payments under the agreement that the price is not fixed or determinable. This determination was reached because the arrangement with Samsung contains extended payment terms and the Company had no past experience with similar arrangements either with Samsung or other licensees. As a result, the Company, in reliance upon SAB 104, recognizes such revenues when payment becomes due.

Note 5-Investment in a Venture-page 21
--------------------------------------

10. WE NOTE IN EXHIBIT 8.8 OF THE FILING THAT YOUR OWNERSHIP IN TWINSYS DATA STORAGE L.P. IS 50.10%, HOWEVER, IN NOTE 1 OF THE TWINSYS DATA L.P. FINANCIAL STATEMENTS YOU DISCLOSE THAT YOUR RESPECTIVE INTEREST IS 49.9%. PLEASE RECONCILE THIS INCONSISTENCY. WE ALSO NOTE THAT YOU USE THE EQUITY METHOD OF ACCOUNTING TO ACCOUNT FOR THE VENTURE. TELL US WHAT CONSIDERATION YOU GAVE TO CONSOLIDATING THE VENTURE. YOUR RESPONSE SHOULD ADDRESS HOW YOU CONSIDERED THE GUIDANCE IN FIN 46(R) AND EITF 04-05.

TwinSys Data Storage LP is an Israeli limited partnership held as follows: 49.9% by the Company, as a limited partner; 49.9% by First Flash Limited (an Israeli company 100% owned by Toshiba), as a limited partner; and 0.2% by TwinSys Limited, an Israeli company, as the general partner. TwinSys Limited, the general partner, is held as follows: 50.1% by the Company and 49.9% by First Flash Limited.

The Company therefore owns 49.9% of the limited partnership directly. When indirect holdings are included, however, the Company actually owns 50.1% of the limited partnership: (a) 49.9% direct limited partner holding plus (b) 0.2% due to its majority interest in TwinSys Limited, the general partner. We note, however, that although the Company holds a larger interest in the general partner of the Venture, all significant decisions in connection with the Venture require the unanimous agreement of both Toshiba and the Company.

With respect to the Company's use of the equity method of accounting, the Company first evaluated whether the Venture is included within the scope of FIN 46 and once it concluded that the investment in the Venture is within the scope of FIN 46, it evaluated whether the Venture is a variable interest entity ("VIE") and if so, what variable interest holder is the primary beneficiary. Entities that are VIEs are subject to the provisions of FIN 46(R) and are to be evaluated for consolidation based on the rights and obligations of holders of all variable interests in the entity and not based on the ownership of outstanding voting shares. Accordingly, when the Company concluded that the Venture is a VIE, as detailed below, the Company did not evaluate the Venture for consolidation based on its voting interests in the Venture and did not consider the guidance in FAS 94, EITF 96-16 or EITF 04-05.

When evaluating whether the investment in the Venture falls within the scope of FIN 46(R), the Company concluded that none of the scope exceptions apply to the aforementioned investment and particularly the scope exception provided in Par. 4(h) of FIN 46(R). When evaluating whether the Venture represents a business as defined in Appendix C to FIN 46(R), the Company concluded that the Venture is not a self-sustaining integrated set of activities and assets and does not contain all of the inputs and processes necessary for it to conduct normal operations and to sustain a revenue stream. In particular, the Venture does not hold any intellectual property (IP) or employ any employees and it does not sell its products to any customers, other than to its partners. The Venture is dependent on its partners to provide it with IP and other inputs and to sell its products to customers. In light of the above, the Company concluded that the investment in the Venture falls within the scope of FIN 46(R) and consequently it evaluated whether the Venture is a VIE.

FIN 46-R's paragraph 5 provides that the Company's initial determination of whether the Venture is a VIE should be made when the Company first became involved with the Venture. The Company concluded that the Venture is a VIE in light of the agreement that was made between the Company, Toshiba and the Venture. According to such agreement, the Venture purchases flash memory components from Toshiba and controller components from the Company at a price that is less than their respective market prices. In addition, the agreement provides that Toshiba and the Company purchase the finished goods from the Venture at a price that is equal to (i) the cost to the Venture, plus (ii) a certain percentage of the expected gross profit that would result on sale of such product in the market. As such, the Venture and consequently the equity holders (in their capacity as equity holders of the Venture) by design, are protected from the expected losses in the Venture, as the price paid to the Venture for its products would at least cover the cost to the Venture. According to Par. 5(b)(2) of FIN 46(R), an entity where the holders of the equity investment at risk lack the obligation to absorb the expected losses is considered to be a VIE. The investors do not have that obligation if they are protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity. In this case, the investors are protected from the expected losses by the Venture agreement and accordingly the Venture is a VIE.

Paragraph 16 of FIN 46-R also provides that for purposes of determining whether an enterprise is the primary beneficiary of a VIE, an enterprise with variable interests shall treat any variable interest in that same entity held by its related parties as its own.

Pursuant to the Venture agreement, neither Toshiba nor the Company can sell, transfer, or encumber their interests in the Venture without the prior approval of the other party. According to Paragraph 16 of FIN 46-R, the right of prior approval creates a de facto agency relationship if that right constrains the other party's ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests. In this case each party can restrict the other from realizing the economic rewards from its interests in the Venture through the sale, transfer or encumbrance of those interests, thus creating a de facto agency relationship between the Company and Toshiba. Accordingly, the Company treated the variable interests owned by it and Toshiba as its own. These variable interests represent 100% of the variable interests in the Venture, causing this related party group to be the primary beneficiary.

Paragraph 17 of FIN 46-R provides that the party, within the related party group, that is most closely associated with the VIE is the primary beneficiary. Further evaluating the guidance of paragraph 17 to determine which party is most closely associated with the VIE, the Company considered and analyzed certain facts and circumstances, including:

         a. The existence of a principal-agency relationship between parties within the related party group

                           In this case each party is both acting as principal and agent to other since both parties have to receive prior approval of each other for the sale, transfer or encumbrance of their interests. Therefore, in this case no party is effectively acting on behalf of the other.

         b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group:

                           The Company evaluated the following facts in determining that the relationship and significance of the activities of the VIE are more significant to Toshiba than the Company:

                  >> Both parties together significantly influenced the design of the Venture and the determination of its primary operations.

                  >> Both parties jointly make all significant decisions related to the VIE and no party could independently make any decision that would have a significant effect on the VIE.

                  >> Toshiba is supplying the Venture with flash memory components produced by it while the Company supplies the Venture with the intellectual property ("IP") for the DOK. Flash components are considered to be more of a commodity in the market, while the Company contributes to the Venture its IP, which is owned and controlled only by the Company. Without the relationship with the Company, Toshiba does not have the legal rights to the IP necessary to manufacture and sell the DOK. In contrast, the Company owns the IP related to the DOK and only requires the flash components, which can be purchased from any supplier owning a fabrication facility that manufactures the flash components, which are available from numerous sources. As Toshiba benefits from its relationship with the Company by receiving all required IP for the DOK, this Venture represents a more significant input to Toshiba's operations.

                  >> As mentioned above, the Company supplies the Venture with the controller component, which has a relatively low cost to the Company. For Toshiba, a meaningful percentage of its flash manufacturing capacity is designated to be utilized as a component in the DOK products manufactured through the Venture. If not utilized by the Venture, Toshiba would need to find an alternate customer for its flash components so it would not be left with unused capacity. Accordingly, the Venture in its capacity as a customer is more significant to Toshiba than the Company.

         c. Party's exposure to the expected losses of the variable interest entity:

                           The Company believes that Toshiba has a higher exposure to losses because, although the equity interests are held equally by the parties, Toshiba extends more credit to the Venture in its capacity as the principal supplier of raw materials to the Venture, thus exposing it to more than 50% of the expected losses of the Venture.

Based on the above analysis, the Company concluded that Toshiba is more closely associated with the Venture than the Company and therefore the Company will not be considered the primary beneficiary of the Venture. However, as the Company has significant influence over the financial and operating policies of the Venture, the Company applies the equity method when accounting for its investment in the Venture.

Form 6-K filed on September 30. 2005
------------------------------------

Balance Sheet - page 2
----------------------

11. WE NOTE THAT YOU HAVE RECORDED "EXCESS OF LOSSES OVER INVESTMENT IN EQUITY METHOD INVESTEE" AS A LIABILITY. EXPLAIN WHY YOU BELIEVE THAT THIS INVESTMENT SHOULD BE PRESENTED AS A LIABILITY. INDICATE HOW THIS LIABILITY AFFECTS YOUR ANALYSIS OF ACCOUNTING FOR THIS ENTITY UNDER FIN 46(R). SEE PARAGRAPH 11 OF EITF 98-13.

The investment in this equity method investee relates to U3, LLC ("U3"), a joint venture formed by the Company and SanDisk Corporation ("SanDisk") for the promotion of the U3 standard, 50% owned by each party. The Company first evaluated whether U3 is included within the scope of FIN 46(R). Paragraph 4(h) to FIN 46(R) determines that an entity that is deemed to be a business (as defined in Appendix C to FIN 46(R)) need not be evaluated to determine if it is a variable interest entity unless certain conditions exist.

The Company concluded that U3 is a business since it has a set of activities and assets conducted and managed for the purpose of providing a return to its investors. U3 operations consist of: (1) Inputs, such as the perpetual license for certain of the Company's and SanDisk's intellectual property and employees to carry on its sales and marketing activities; (2) Processes, such as extensive marketing and promotion activities for the licensing of the U3 standard, operational processes and strategic management for its operations; (3) Outputs, as U3 has the ability to obtain potential customers to which it will license the U3 standard starting in 2006. It should be noted that at the inception date, U3 was not in development stage and the planned principal operations of U3 had already commenced. U3 already had at inception in its possession the essential IP related to the U3 standard, and marketing efforts performed by its investors prior to U3's inception already yielded collaboration with third parties to use the U3 standard in their products.

Having established that U3 is deemed to be a business, the Company further evaluated whether the conditions detailed in paragraph 4(h) exist, so that it would still not be required to evaluate whether U3 is a variable interest entity, as detailed below:

(a) The Company significantly participated in the design of the U3 standard, however, this condition does not apply since U3 is an operating joint venture, under joint control of the Company and SanDisk (an unrelated and independent party).

(b) U3 is not designed so that substantially all of its activities either involve or are conducted on behalf of the Company and its related parties. U3 operates independently for the benefit of both investors.

(c) The Company and its related parties did not provide more than half of the total of the equity and other form of subordinated financial support to U3. The Company and SanDisk each hold 50% of the shares of U3, while SanDisk is also committed to grant U3 a loan. Consequently, SanDisk and not the Company provides U3 with more than half of the total of the equity and other form of the subordinated financial support.

(d) The activities of U3 are not related to securitizations, other forms of assets-backed financings or single-lessee leasing arrangements.

In light of the above, the Company concluded that the investment in U3 is not within the scope of FIN 46(R) and that the equity method of accounting should be applied.

According to the agreements with SanDisk, both parties share equally any profit or losses incurred by U3. In addition, currently U3 is financed by both
SanDisk and the Company through receivables resulting from operating activities. Accordingly, as prescribed by paragraph 19(i) to APB 18, the Company continued to apply the equity method (i.e. record its 50% share in the losses of U3) even after its investment was reduced to zero but up to the amount of the receivables from U3, resulting in the Company's presentation of the investment in U3 as a liability separate from the receivables.

Note 1-General-page 6
---------------------

12. WE NOTE THAT IN MARCH 2005, YOU ISSUED CONVERTIBLE SENIOR NOTES THAT ARE CONVERTIBLE, AT THE OPTION OF THE HOLDERS AT ANY TIME BEFORE THE MATURITY DATE, INTO ORDINARY SHARES AT A CONVERSION RATE OF 35.1328 ORDINARY SHARES PER ONE THOUSAND DOLLARS PRINCIPAL ACCOUNT OF NOTES, REPRESENTING A CONVERSION PRICE OF APPROXIMATELY $ 28.46 PER SHARE. TELL US WHETHER YOU BELIEVE THAT THE CONVERTIBLE SENIOR NOTES ARE CONVENTIONALLY CONVERTIBLE IN ACCORDANCE WITH PARAGRAPH 4 OF EITF 00-19. YOUR RESPONSE SHOULD ADDRESS THE ANTIDILUTION PROVISIONS DISCLOSED IN THE SENIOR INDENTURE AGREEMENT DATED MARCH 23, 2005. REFER TO PARAGRAPH 8 OF EITF 05-02. IN ADDITION, WE NOTE THAT YOU HAVE GUARANTEED THE CONVERTIBLE SENIOR NOTES. INDICATE HOW YOU WILL COMPLY WITH RULE 3-10 OF REGULATION S-X IN FUTURE FILINGS.

EITF 00-19 imposes additional conditions for equity classification of freestanding derivative contracts. Paragraph 4 of Issue 00-19 provides that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of Issue 00-19 do not apply if the hybrid contract is a "conventional convertible debt instrument" in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). EITF 05-2 clarified the meaning of the term "conventional convertible debt". The Company notes, however, that Issue 05-2 consensuses apply prospectively to all new instruments issued, and to existing instruments that are modified, in fiscal periods beginning after June 29, 2005, and since the Company's Convertible Senior Notes (the "Debt") were issued in March 2005, Issue 05-2 is not applicable with respect to the Debt.

When evaluating whether the Debt issued by the Company represents a "conventional convertible debt instrument" according to the guidelines in Par. 4 to EITF 00-19, taking into account the antidilution provisions set forth in the

Senior Note Indenture (the "Indenture"), the Company concluded that this debt is conventionally convertible. In the Company's case, the holder of the Debt may realize the value of the conversion option only by exercising the option and receiving the entire proceeds in a fixed number of shares. The antidilution provisions include conversion rate adjustments in the event of equity restructuring transactions and in the event of dividends or other distributions in the form of cash. These provisions do not preclude the conclusion that the debt is convertible into a fixed number of shares, since these provisions are common conventional provisions included in many convertible instruments and they are designed to maintain the value of the conversion option. Specifically with regard to the adjustment occurring upon a dividend distribution, according to the Company's dividend distribution policy it does not intend to pay cash dividends in the foreseeable future and distribution of dividends is within the Company's control. Therefore, the dividend adjustment provision does not change the conclusion that the amount of shares to which the Debt is convertible is fixed. The Company further advises the Staff that the adjustment of the conversion ratio in the case of certain Fundamental Changes (i.e. a change of control transaction where the Company or its assets are acquired for cash, property or non-traded securities and the notes become convertible into such consideration, thus losing the ability to convert the Debt into a traded security) also does not preclude the conclusion that the debt is convertible into a fixed number of shares since such provision is a common conventional provision similar in substance to an antidilution provision, where the provision is designed to maintain the value of the conversion option.

Notwithstanding the above, the Company evaluated whether the embedded option meets the additional requirements of paragraphs 12-32 of Issue 00-19. The Company concluded that the conversion option meets all such additional requirements, as detailed below:

         o The Indenture permits the Company to settle in unregistered shares. Pursuant to a registration rights agreement dated as of March 23, 2005, the Company and M-Systems Finance Inc., jointly and severally, agreed to pay certain liquidated damages to the holders if a registration statement is not filed within 120 days following the closing date or not declared effective by the SEC within 210 days after the closing date. The Company, in its analysis, considered whether the existence of liquidated damages would result in liability classification in accordance with EITF 00-19. The Company concluded that the Debt and the registration rights agreement should be accounted for separately. Although entered into contemporaneously, the registration rights agreement and the Indenture are nevertheless separate legal agreements. Additionally, the payment of the liquidated damages penalty under the registration rights agreement does not alter the debt holders' rights under the Debt. Therefore, if the Company fails to have the registration statement declared effective by the designated deadline, the Debt holder will receive the liquidated damages penalty and still have the right to exercise the full notional amount of the conversion option embedded in the Debt at any time within its term. The payoff of the embedded conversion option (based on the stock price) is not dependent on the payoff of the registration rights penalty (based on how long the shares are unregistered)--the two are independent of one another. Accordingly, the Company analyzed the classification of the option instrument embedded in the Debt based only on the terms of the Debt, and since the Debt is a contract that is indexed to and potentially settled in the Company's own stock with gross physical settlement and with no net-cash settlement alternative, the Company concluded that the embedded option feature would be classified as equity. In addition, the Company has concluded that liquidated damages should be accounted for in accordance with SFAS No. 5, "Accounting for Contingencies". Accordingly, the Company will assess in each reporting period whether it is probable that a provision for liquidated damages should be recorded for that period.

         o The Company has sufficient authorized and unissued share available to settle the Debt after considering all other commitments that may require the issuance of stock during the maximum period the Debt could remain outstanding.

         o        The Debt cannot be net settled in shares.

         o The Indenture does not require net-cash settlement in the event the Company fails to make timely filings with the SEC.

         o There are no required cash payments to the Debt holders if the shares initially delivered upon settlement are subsequently sold by the Debt holders and the sales proceeds are insufficient to provide the Debt holders with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

         o No provision of the Indenture permits net-cash settlement for the conversion option embedded in the Debt. As previously indicated, the registration rights agreement is a separate legal agreement and the payment of the liquidated damages penalty under the registration rights agreement does not alter the Debt holders' rights under the Debt.

         o There are no provisions in the Indenture that indicate that the Debt holder has rights that rank higher than those of a holder of the shares underlying the Debt, other than the right to be paid principal and interest on the notes underlying the Debt as a creditor of the Company.

         o The Indenture does not provide for the posting of any collateral at any point or for any reason.

With respect to compliance with Rule 3-10 of Regulation S-X, the Company intends to omit the financial statements of M-Systems Finance Inc., its 100%-owned finance subsidiary, from its SEC filings in reliance upon Rule 3-10(b) of Regulation S-X. The Company satisfies the requirements set forth in clauses (1),
(2) and (3) of Rule 3-10(b) of Regulation S-X and intends to include in its financial statements the footnote referred to in clause (4) of Rule 3-10(b) of Regulation S-X.

Liquidity and Capital Resources. page 16
----------------------------------------

13. YOUR STATEMENTS OF CASH FLOWS SHOWS THAT THE DECREASE IN INVENTORY HAD A SIGNIFICANT IMPACT ON CASH FLOWS PROVIDED BY OPERATIONS. EXPLAIN WHY INVENTORY DECREASED WHILE REVENUES CONTINUE TO INCREASE SIGNIFICANTLY. INDICATE HOW THE LIQUIDITY DISCUSSION ADDRESSES THIS CHANGE IN YOUR LIQUIDITY NEEDS INCLUDING ANY REASONABLY LIKELY IMPACT ON TRENDS. WE FARTHER NOTE THAT THE OPERATING CYCLE (I.E., TIME BETWEEN THE ACQUISITION OF INVENTORY AND THE REALIZATION OF CASH FROM SALES OF INVENTORY) HAD CREATED WORKING CAPITAL NEEDS PRIMARILY DUE TO YOUR GROWTH RATE.

         TELLS HOW YOU CONSIDERED THIS WORKING CAPITAL NEED AND ITS EFFECT ON YOUR LIQUIDITY IN ORDER TO CONTINUE TO FUND YOUR SIGNIFICANT GROWTH WITHIN YOUR LIQUIDITY DISCUSSION. IT APPEARS THAT YOU HAVE RELIED ON EXTERNAL FINANCING TO MEET YOUR WORKING CAPITAL NEEDS, THE DISCLOSURE OF THAT FACT AND THE COMPANY'S ASSESSMENT OF WHETHER THIS FINANCING WILL CONTINUE TO BE AVAILABLE SHOULD BE CONSIDERED. SEE SEC RELEASE 33-8350.

The Company supplementally advises the Staff that in 2005, the Company managed its inventory to allow it to hold lower levels of inventory than in prior periods, in part due to the Company's decision in the first half of 2005 to reduce its inventory levels in order to lessen its exposure to potential devaluation of on-hand inventory. As a result, notwithstanding the significant increase in its revenues, the Company reduced its overall inventory levels in the first six months of 2005. The Company does not believe that this reduction has a material effect on its liquidity needs, and the Company expects its inventory levels in future periods to grow as its revenues grow. Although the Company's growth in revenues creates greater working capital needs, the growth in revenues has been accompanied by a growth in profits and positive cash flows and the Company believes that it will be able to fund its working capital needs in future periods from cash generated from operations. As a result, the Company does not believe that it will need to rely upon external financing to fund its future working capital needs.